April 8, 2015

VIA EDGAR

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	Pulse Electronics Corporation Schedule 13E-3 filed by Pulse Electronics Corporation, OCM PE Holdings, L.P. and OCM PE Merger Sub, Inc. Filed March 6, 2015, as amended April 3, 2015 File No. 005-16240

Dear Ms. Duru:

On behalf of Pulse Electronics Corporation, a company incorporated under the laws of the Commonwealth of Pennsylvania (the “Company”), we have set forth below a response to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission communicated to the undersigned on April 7, 2015 with respect to the Schedule 13E-3, File No. 005-16240 (the “Schedule 13E-3”), filed on March 6, 2015, as amended on April 3, 2015 (“Amendment No. 1”) by the Company and the other filing persons named therein. For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the filing persons.

We represent the Company. To the extent any response relates to information concerning any of the other filing persons, such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”). The Company intends to mail both Amendment No. 1 and Amendment No. 2 to the Schedule 13E-3 to the shareholders of the Company in compliance with Rule 13e-3(f)(1)(iii) of the Securities Exchange Act of 1934, as amended.

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Securities and Exchange Commission April 8, 2015 Page 2

Schedule 13E-3

1.	Please revise the Transaction Statement to disclose any material developments relating to the going private transaction, including receipt by the Pulse Board of the written demand letter from AB Value Management LLC, the holder of approximately 8% of the shares of common stock of Pulse based on the Schedule 13D filed by AB Value Management LLC on April 3, 2015.

The disclosure set forth in “Special Factors – Background of the Transaction” beginning on page 7 of Amendment No. 1 has been amended and supplemented in response to the Staff’s comment. Please refer to pages 1 - 2 of Amendment No. 2.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (212) 398-5787.

Sincerely, /s/ Ira L. Kotel Ira L. Kotel Partner
cc:	Victor H. Boyajian, Esq., Dentons US LLP Craig M. Garner, Esq., Latham & Watkins LLP Kenneth M. Schneider, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP